Soul and Vibe Interactive Inc.

1660 South Hwy 100, Suite 500

St. Louis Park MN 55416

June 30, 2015

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, DC 20549

Attn: Jeff Kauten

Soul & Vibe Interactive Inc.

Preliminary Information Statement on Schedule 14C

Filed June 25, 2015

File No. 000-55091

Dear Mr. Kauten:

Soul and Vibe Interactive Inc. (the “Company”) hereby submits a response to certain comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated June 29, 2015 (the “Comment Letter”) relating to the Preliminary Information Statement on Schedule 14C (“PRE 14C”) referenced above.

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with the revised information statement (the “PRER 14C”). For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Security Ownership of Certain Beneficial Owners and Management

Comment No 1. Please provide all of the information required by Item 403 of Regulation S-K, as required by Item 6(d) of Schedule 14A, which applies to you per Item 1 of Schedule 14C. Note that Item 403 requires disclosure with respect to beneficial owners of more than five percent of “any class of the registrant’s voting securities.” In this regard, we note that you have not separately disclosed the beneficial ownership of each class of your voting securities. In revising the beneficial ownership table, please ensure that you disclose the percentage of each class of voting securities owned by each individual or entity included in the table.

Response No. 1. The Company has complied with this comment; please see page 4.

Action 1 – To Authorize the Board of Directors to Effectuate the Reverse Split of Common Stock

Comment No. 2. We note that you propose to effect a reverse stock split without reducing the number of shares authorized for issuance, which will have the effect of creating a significant amount of newly available authorized shares of common stock relative to shares of outstanding stock. Please tell us whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings. If you do not, please disclose that you have no plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly available authorized shares of common stock.

Response No. 2. The Company has complied with this comment; please see pp. 5 & 6.

The Company hereby acknowledges that:

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (763) 400-8040 or our counsel Richard Friedman or Henry Nisser at (212) 930-9700.

Sincerely,

/s/ Peter Anthony Chiodo
Chief Executive Officer